9/2

04036825

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Asia Fiber Public Co Ltd

*CURRENT ADDRESS

PROCESSED

SEP 14 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2848 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 9/13/04

บริษัท บัญชีกิจ จำกัด
BUNCHIKIJ CO., LTD.

82-2842

ARLS
6-30-04

ASIA FIBER PUBLIC COMPANY LIMITED

FINANCIAL STATEMENTS AND AUDITOR'S REPORT

JULY 1, 2003 TO JUNE 30, 2004

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Horwath
บริษัท บัญชีกิจ จำกัด
BUNCHIKIJ CO., LTD.
Certified Public Accountants
Member Horwath International

AUDITOR'S REPORT

To the Shareholders and Board of Directors of Asia Fiber Public Company Limited

I have audited the balance sheet of Asia Fiber Public Company Limited as at June 30, 2004, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. The management of the Company is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements of Asia Fiber Public Company Limited for the year ended June 30, 2003, which are presented herewith for comparative purposes, were audited by other auditor whose report dated August 19, 2003, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Fiber Public Company Limited as at June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

(Mrs. Suwanee Kittipanya-ngam)
Authorized Auditor No. 2899
Bunchikij Co., Ltd.

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Bangkok
August 24, 2004

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS

As at June 30, 2004 and 2003

Unit : Baht

ASSETS

	Notes	2004	2003
CURRENT ASSETS			
Cash and cash equivalents		49,867,257	41,404,714
Short-term investment in fixed deposit		1,654,237	1,640,956
Trade account and note receivables – net			
-Related companies	4	102,008,448	99,945,531
-Other companies	5	158,525,162	146,163,286
Inventories – net	6	275,577,579	284,780,238
Inventories in transit		46,944,304	36,085,057
Other current assets		12,933,359	2,811,123
Total Current Assets		647,510,346	612,830,905
NON-CURRENT ASSETS			
Investment in common shares of associated company - at equity method	7	-	-
Investment in common shares of other company (general investment) - at cost	8	500,000	500,000
Property, plant and equipment - net	9, 10, 11	537,521,528	549,717,482
Other non-current assets		512,294	691,348
Total Non-Current Assets		538,533,822	550,908,830
Total Assets		1,186,044,168	1,163,739,735

Notes to financial statements are an integral part of these statements.

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS

As at June 30, 2004 and 2003

Unit : Baht

LIABILITIES AND SHAREHOLDERS' EQUITY

	Notes	2004	2003
CURRENT LIABILITIES			
Bank overdrafts and short-term loans from financial institutions	9, 10	60,167,300	76,879,995
Trade account and note payables		42,357,011	42,790,134
Current portion of long-term loan	9, 11	8,571,360	8,571,360
Accrued interest	14	189,750	25,275,650
Other current liabilities		30,396,944	29,285,125
Total Current Liabilities		141,682,365	182,802,264
NON-CURRENT LIABILITIES			
Long-term loan - net of current portion	9, 11	10,000,160	18,571,520
Total Liabilities		151,682,525	201,373,784
SHAREHOLDERS' EQUITY			
Share capital			
Authorized share capital			
100,000,000 Common shares of Baht 10 each,		1,000,000,000	1,000,000,000
Issued and paid-up share capital			
45,572,498 Common shares of Baht 10 each,	12	455,724,980	
45,572,418 Common shares of Baht 10 each,	12		455,724,180
Premium on common shares		369,500,000	369,500,000
Revaluation increment in land	9	250,082,763	250,082,763
Retained earnings (Deficit)			
Appropriated for			
Legal reserve	13	16,247,500	16,247,500
General reserve		1,357,626	1,357,626
Deficit		(58,551,226)	(130,546,118)
Total Shareholders' Equity		1,034,361,643	962,365,951
Total Liabilities and Shareholders' equity		1,186,044,168	1,163,739,735

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

For the years ended June 30, 2004 and 2003

Unit : Baht

	Notes	2004	2003
REVENUES	4		
Net sales		1,298,865,493	1,294,631,849
Services income		5,684,365	4,301,966
Gain on sale of investment in associated company	7	-	25,321,062
Other income		27,843,409	25,205,505
Total Revenues		1,332,393,267	1,349,460,382
EXPENSES			
Cost of sales		1,205,937,638	1,168,205,818
Cost of services		3,835,458	3,146,203
Selling and administrative expenses		67,237,983	63,669,940
Equity in net loss of associated companies	7	-	50,486
Total Expenses		1,277,011,079	1,235,072,447
Profit Before Interest Expenses		55,382,188	114,387,935
Interest Expense		(4,138,871)	(14,373,966)
Profit from Ordinary Activities		51,243,317	100,013,969
Extraordinary Item - Gain from debt compromise	14	20,751,575	-
NET PROFIT		71,994,892	100,013,969
Basic Earnings per Share	3.11		
Profit from ordinary activities		1.12	2.19
Extraordinary item		0.46	-
Net profit		1.58	2.19

Notes to financial statements are an integral part of these statements.

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended June 30, 2004 and 2003

Unit : Baht

	Note	Issued and Paid-up Share Capital	Premium on common shares	Revaluation Increment in Land	Legal Reserve	General Reserve	Deficit	Total
Balance as at July 1, 2002		455,723,400	369,500,000	250,082,763	16,247,500	1,357,626	(230,560,087)	862,351,202
Increase in share capital	12	780	-	-	-	-	-	780
Net profit for the year 2003		-	-	-	-	-	100,013,969	100,013,969
Balance as at June 30, 2003		455,724,180	369,500,000	250,082,763	16,247,500	1,357,626	(130,546,118)	962,365,951
Increase in share capital	12	800	-	-	-	-	-	800
Net profit for the year 2004		-	-	-	-	-	71,994,892	71,994,892
Balance as at June 30, 2004		455,724,980	369,500,000	250,082,763	16,247,500	1,357,626	(58,551,226)	1,034,361,643

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS

For the years ended June 30, 2004 and 2003

		Unit : Baht
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net profit	71,994,892	100,013,969
Adjustments to reconcile net profit to net cash provided by operating activities:		
Allowance for doubtful accounts	-	27,509
Allowance for decline in value of inventory	500,000	-
Equity in net loss of associated companies	-	50,486
Gain on sale of investment in shares of associated company	-	(25,321,062)
Reversal of slow-moving spare parts for machinery	(453,898)	(419,405)
Depreciation	54,600,284	56,170,508
Loss (gain) on disposal of fixed assets	362,344	(570,420)
Unrealized gain on exchange rate	(194,450)	(360,330)
Gain from debt compromising	(20,751,575)	-
Decrease (increase) in operating assets:		
Trade account receivables	(14,207,790)	23,230,758
Inventories	8,702,659	(7,265,016)
Inventories in transit	(10,859,247)	14,330,940
Other current assets	(10,122,236)	4,121,391
Other non-current assets	179,054	733,400
Increase (decrease) in operating liabilities:		
Trade account payables	(433,123)	(13,051,281)
Accrued interest	(6,834,325)	3,971,807
Other current liabilities	1,089,266	36,472
Net Cash Provided by Operating Activities	73,571,855	155,699,726

Notes to financial statements are an integral part of these statements.

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

บริษัท บัญชีกิจ จำกัด
BUNCHIKIJ CO., LTD.

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS (Continued)

For the years ended June 30, 2004 and 2003

		Unit : Baht
	2004	2003
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in short-term investment in fixed deposit	(13,281)	(25,137)
Cash proceeds from sale of investment in shares of associated company	-	35,464,000
Cash proceeds from sales of fixed assets	477,757	1,137,914
Purchases of fixed assets	(42,790,533)	(8,126,742)
Net Cash Provided by (Used in) Investing Activities	(42,326,057)	28,450,035
CASH FLOWS FROM FINANCING ACTIVITIES:		
Decrease in bank overdrafts and short-term loans from financial institutions	(14,212,695)	(120,229,949)
Cash proceeds from increase in share capital	800	780
Repayments of long-term loan	(8,571,360)	(54,837,120)
Net Cash Used in Financing Activities	(22,783,255)	(175,066,289)
NET INCREASE IN CASH AND CASH EQUIVALENTS	8,462,543	9,083,472
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	41,404,714	32,321,242
CASH AND CASH EQUIVALENTS AT END OF YEAR	49,867,257	41,404,714
Supplemental disclosures of Cash Flow Information:		
Cash payments during the years for:		
Interest expense	10,708,196	10,402,159
Withholding tax deducted at sources	157,791	86,231

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements

As at June 30, 2004 and 2003

1. GENERAL INFORMATION

1.1 Asia Fiber Public Company Limited is incorporated in Thailand and listed in the Stock Exchange of Thailand. The Company is engaged in manufacturing of nylon products.

1.2 The Company's office and factory are as follows:

Office : 27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok, Thailand.

Factory : 406-7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand.

1.3 The number and cost of employees

		2004	2003
The number of employees	(Persons)	1,180	1,218
The cost of employees	(Million Baht)	178.2	180.9

2. BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

2.1 The statutory financial statements are prepared in conformity with generally accepted accounting principles in Thailand.

2.2 There are some items in the year 2003, which were reclassified for the comparative financial statements. The status of the financial statements, however has not changed substantively.

ASIA FIBER PUBLIC COMPANY LIMITED

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Revenue Recognition

Sales are recognized when delivery has taken place and transfer of risks and rewards has been completed. Service income is principally based on services rendered.

3.2 Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and deposits at financial institutions. Cash on hand is kept for general use within the Company. Deposits in financial institutions are current accounts and short-term savings deposits that are highly liquid investments, readily convertible to known amounts and they present negligible risk of change in value, and which are not restricted in its use.

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.3 Trade Account Receivables and Allowance for Doubtful Accounts

Trade account receivables are stated at invoice amount net of allowance for doubtful accounts. The Company provides an allowance for doubtful accounts equal to the estimated collection losses that may be incurred in the collection of all receivables. The estimated losses are based on collection experience coupled with a review of the current status of the existing receivables.

3.4 Inventory Valuation

The Company values its inventories at moving average cost or net realizable value, whichever is lower.

3.5 Investments in Common Shares

The Company accounts for its investments in common shares of associated companies by the equity method. The investments in shares of other company (general investment), which held for long-term purpose, are recorded at cost. Gains or losses are taken up in the accounts when the investments are disposed.

3.6 Depreciation

Depreciation of property, plant and equipment has been computed by the straight-line method over the estimated useful lives of the assets as follows:

	Years
Buildings and improvements	10 - 20
Machinery and equipment	5 - 15
Furniture, fixtures and office equipment	5 - 10
Vehicles	5

The Company values its spare parts for machinery at moving average cost net of allowance for slow-moving spare parts for machinery.

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.7 Impairment of Assets

The company should assess the impairment of assets i.e. Property, plant and equipment and intangible assets whenever there is indication that an asset may be impaired, the impairment will be assessed by estimating the recoverable amount of asset, if it is below the carrying amount of the asset, it signs an asset is impairment. The company should recognize the impairment loss in the statement of income.

Recoverable amount of assets is the higher of an asset's net selling price and its value in use, and it is determined from an individual asset or a cash-generating unit.

3.8 Operating Lease

Lease of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as expense on a systematic basis over the lease term.

3.9 Foreign Currency Transactions

Transactions in foreign currencies throughout the year are recorded in Baht at the spot rates. Outstanding assets and liabilities denominated in foreign currencies at the end of the period are translated into Baht at the prevailing bank rates at that date. Gains or losses arising from the translation are stated in the statements of income.

3.10 Income Tax

Income tax (if any), the company recorded the total amount of income tax as expenses for the period, and recorded the accrued portion as liabilities in the balance sheets. However, no income tax is payable for the years 2004 and 2003 because the Company utilizes tax loss carryforwards.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

3.11 Basic Earnings per Share

Basic earnings per share is determined by dividing the net profit by the weighted average number of common shares outstanding during the years (45,572,471 shares in 2004 and 45,572,418 shares in 2003).

Diluted earnings per share are computed by dividing the net profit by the weighted average number of ordinary shares at the end of period plus the weighted average number of ordinary shares which would be issued on the conversion of the dilute potential ordinary shares (warrants) into ordinary shares.

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.11 Basic Earnings per Share (Continued)

Although the exercise price of warrant is lower than the average fair value of common share during the year, the Company does not present dilutive earnings per share because the exercise price of warrant is higher than the fair value of common share as at June 30, 2004.

4. RELATED PARTY TRANSACTIONS

A portion of the Company's assets and revenues arose from transactions with related parties. These parties are related intragroup shareholding or the same group of shareholders, directors or management team.

The related parties consisted of:

	Types of Relation	Types of Related
Thai Far East Co., Ltd.	Related company	Director sharing
T.F.E. Trading Co., Ltd.	Related company	Director sharing
Thai Industries Development Co., Ltd.	Related company	Director sharing
Asia Garment Co., Ltd.	Related company	Director sharing
Thai Sewing Industrial Co., Ltd.	Related company	Director sharing
Prachin Power Co., Ltd.	Affiliated company	Affiliated company and Director sharing

Trade account receivables consisted of:

	In Thousand Baht	
	2004	2003
Thai Far East Co., Ltd.	107,929	107,556
T.F.E. Trading Co., Ltd.	19,395	19,324
Thai Industries Development Co., Ltd.	1,575	-
Asia Garment Co., Ltd.	324	266
Thai Sewing Industrial Co., Ltd.	138	152
Total	129,361	127,298
Less allowance for doubtful accounts	(27,353)	(27,353)
Net	102,008	99,945

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

4. RELATED PARTY TRANSACTIONS (Continued)

The aging analysis of the above trade account receivables from related companies as at June 30, 2004 and 2003 are as follows:

	In Thousand Baht	
	2004	2003
Current to 3 months	3,047	1,685
Over 3 months to 6 months	856	1,252
Over 6 months to 12 months	372	771
Over 12 months	125,086	123,590
Total	129,361	127,298
Less allowance for doubtful accounts	(27,353)	(27,353)
Net	102,008	99,945

As at June 30, 2004 and 2003, the Company had long-outstanding trade account receivables from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) totalling Baht 125.1 million and Baht 123.6 million, respectively (the outstanding balances from these companies as at June 30, 2004 and 2003 totalling Baht 127.3 million and Baht 126.9 million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value (based on report of an independent appraisal firm dated March 26, 2003) amounted to Baht 99.6 million. As at June 30, 2004 and 2003, the Company provided an allowance for doubtful accounts totalling Baht 27.4 million. Management believes that such allowance is adequate to absorb possible losses on the difference of appraised value and the balance of such receivables.

The transactions with the related companies which included in the statements of income for the years 2004 and 2003 are as follows:

	Policy of Pricing	In Thousand Baht	
		2004	2003
Net sales	Market Price	17,451	22,454
Interest income	Negotiated Agreement	2,907	3,152

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

5. TRADE ACCOUNT RECEIVABLES - OTHER COMPANIES

The aging analysis of trade account receivables - other companies as at June 30, 2004 and 2003 are as follows:

	In Thousand Baht	
	2004	2003
Current to 3 months	166,951	155,905
Over 3 months to 6 months	-	-
Over 6 months to 12 months	1,669	-
Over 12 months	3,151	3,504
Total	171,771	159,409
Less allowance for doubtful accounts	(13,246)	(13,246)
Net	158,525	146,163

As at June 30, 2004 and 2003, the Company has long-outstanding (more than 12 months) trade accounts receivable totalling Baht 3.2 million and Baht 3.5 million, respectively. As at June 30, 2004 and 2003, the allowance for doubtful accounts amounted to Baht 13.2 million. Management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

6. INVENTORIES

	In Thousand Baht	
	2004	2003
Finished goods	135,394	155,021
Work in process	85,749	70,956
Raw materials	42,521	47,930
Spare parts and factory supplies	12,414	10,873
Less allowance for decline in value of inventories	(500)	(-)
Total	275,578	284,780

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

7. INVESTMENT IN COMMON SHARES OF ASSOCIATED COMPANY – At Equity Method

The Company Name	Type of Business	Relationship	% Share Holding	Paid-Up Capital	In Thousand Baht At Cost Method	At Equity Method
2004						
Prachin Power Co., Ltd.	Manufacturing	Directorship	31.12	43,286	13,471	-
2003						
Prachin Power Co., Ltd.	Manufacturing	Directorship	31.12	43,286	13,471	-

On January 3, 2003, the Company sold its entire investments in shares of Asia Industrial Fiber & Tyrecord Co., Ltd. to Swan Industries (Thailand) Limited at Baht 35.5 million and has a gain on sale of such investments of Baht 25.3 million, which was presented as a separated item in the statement of income for the year ended June 30, 2003.

8. INVESTMENT IN COMMON SHARES OF OTHER COMPANY (General Investment) - At Cost

	In Thousand Baht 2004	2003
Thai Caprolactum Public Company Limited	500	500

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ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

9. PROPERTY, PLANT AND EQUIPMENT - Net

	In Thousand Baht				
	Balance, July 1, 2003	Addition	Deduction	Transfer	Balance, June 30, 2004
At Appraised Value					
Land and improvements	265,090	-	-	-	265,090
At Cost					
Buildings and improvements	376,744	969	-	-	377,713
Machinery and equipment	2,002,856	38,708	-	2,181	2,043,745
Spare parts for machinery	57,237	1,117	-	-	58,354
Furniture, fixtures and office equipment	14,092	390	140	-	14,342
Vehicles	5,907	1,607	2,262	-	5,252
Machinery and equipment in transit	2,181	-	-	(2,181)	-
Total	2,724,107	42,791	2,402	-	2,764,496
Accumulated Depreciation					
Buildings and improvements	270,732	15,175	-	-	285,907
Machinery and equipment	1,874,801	38,495	-	-	1,913,296
Furniture, fixtures and office equipment	13,274	375	140	-	13,509
Vehicles	3,948	555	1,422	-	3,081
Total	2,162,755	54,600	1,562	-	2,215,793
Less allowance for slow-moving spare parts for machinery	11,635	-	454	-	11,181
Net	549,717				537,522

Depreciation for the years amounted to Baht 54.6 million and Baht 56.2 million in 2004 and 2003, respectively.

The Company appraised its land by following Accounting Standard No. 32 issued by the Institute of Certified Accountants and Auditors of Thailand which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes. The Company's land is stated at appraised value (based on reports of an independent appraisal firm dated March 16, 2001). The excess of appraised value over cost Baht 250.1 million is shown as "Revaluation increment in land" under "Shareholders' Equity" in the balance sheets as at June 30, 2004 and 2003. The revaluation increment in land is not available for dividend distribution.

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

9. PROPERTY, PLANT AND EQUIPMENT – Net (Continued)

As at June 30, 2004, certain fixed assets with

a) The original costs totaling Baht 1,819 million fully depreciated but they are still in active use.

b) The net carrying values totaling Baht 397.1 million are mortgaged/pledged as collateral for bank overdraft, short-term loans and long-term loan as discussed in Notes 10 and 11.

10. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

	In Thousand Baht	
	2004	2003
Bank overdrafts	5,167	6,880
Short-term loans		
(interest at 1.825 % p.a. as at June 30, 2004 and		
3.0 % to 3.13 % p.a. as at June 30, 2003)	55,000	45,000
Defaulted short-term note payable	-	25,000
Total	60,167	76,880

As at June 30, 2004, the Company has overdraft lines with several local banks totalling Baht 35 million. An overdraft line of Baht 20 million is collateralized by part of the Company's land, machinery and equipment.

Short-term loans of Baht 55 million and Baht 45 million as at June 30, 2004 and 2003, respectively, are collateralized by part of the Company's land, building, machinery and equipment.

On October 4, 2000, a local financial institution filed a claim against the Company for damage arising from the default in the repayment of short-term note payable of Baht 25 million. However, on October 9, 2003, this local financial institution and the Company agreed to compromise such defaulted debt according to the order of the Appeal Court as discussed in Note 14.

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ASIA FIBER PUBLIC COMPANY LIMITED

11. LONG-TERM LOAN

	Interest Rate (% p.a.)		In Thousand Baht	
	2004	2003	2004	2003
Loan from a local bank, repayable in 42 monthly installments starting from March 19, 2003	5.00	5.75	18,571	27,143
Less: Current portion of long-term loan			(8,571)	(8,571)
Net			10,000	18,572

This loan is collateralized by a portion of the Company's machinery and equipment.

12. SHARE CAPITAL

At the extraordinary shareholders meeting held on December 4, 1996, the shareholders passed a special resolution to approve the additional cash contribution towards the Company's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.8 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing common shares of 18,600,000 shares and warrants to purchase common shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 common share at the price of Baht 10 par value.

In January 1997, the Company partially received the amount of Baht 83.6 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital, and issued warrants to purchase common shares of 6,688,384 units. In April 1998, a shareholder exercised its warrants to purchase 11,728 common shares at the price of Baht 10 par value.

At the ordinary shareholders' meeting held on October 15, 2001, the shareholders passed a resolution to extend the expired date of the warrants to purchase common shares to January 30, 2006.

In October 2003 and July 2002, two shareholders exercised their warrants to purchase 80 and 78 common shares, respectively, at the price of Baht 10 par value.

13. LEGAL RESERVE

Under the provisions of the Limited Public Company Act B.E. 2535, the Company is required to appropriate at least 5% of its annual net profit after deduction of the deficit brought forward (if any) as reserve fund until the reserve fund reaches 10% of the authorized share capital. This reserve is not available for dividend distribution.

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

14. EXTRAORDINARY ITEM

On October 9, 2003, a local financial institution and the Company agreed to compromise defaulted debt of the Company (consisting of principal debt of Baht 25 million and accrued interest of Baht 26.4 million). Subsequently, on October 14, 2003, the Company settled this debt with a gain of Baht 20.8 million, which was shown as an extraordinary item in the statement of income for the year ended June 30, 2004.

15. DISCLOSURE OF FINANCIAL INSTRUMENTS

Liquidity Risk

Liquidity risk arises from the problem in raising funds adequately and in time to meet commitment as indicated in the financial statements. Management, based on the Company's current financial position and results of operations and its forecasted financial information, believes that at present the Company has no such risk.

Foreign Currency Risk

The Company has accounts receivable and accounts payable in foreign currency, giving rise to exposure to market risk from changes in foreign exchange rates. However, the management does not enter into the derivative agreement to hedge the foreign currency risk. As at June 30, 2004, the unhedged foreign currency receivables amounted to U.S. Dollars 1.42 million and Pound Sterling 0.01 million.

Credit Risk

Credit risk is the risk that a counterparty is unable or unwilling to meet a commitment that it entered into with the Company. The risk is controlled by the application of credit approvals, limits and monitoring procedures.

The carrying amount of accounts receivable recorded in the balance sheet, net of allowance for doubtful accounts represents the maximum exposure to credit risk.

Interest Rate Risk

Interest rate risk arises from fluctuations of market interest rates, which may have a negative effect to current and future operations of the Company. Management believes that the interest rate risk is minimum, hence, the Company has no hedging agreement to protect against such risk.

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

15. DISCLOSURE OF FINANCIAL INSTRUMENTS (Continued)

Fair Value of Financial Instruments

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction. Fair values are obtained from quoted market prices, discounted cash flow models or net asset values as appropriate.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, short-term investment in fixed deposit, accounts receivable and payable, and bank overdrafts and loans from financial institutions - the carrying values approximate their fair values due to the relatively short-term maturity of these financial instruments.

Long-term loans carrying a floating rate, which is considered to be market rate - the carrying value approximates their fair value.

16. SEGMENTATION OF BUSINESS

	For the year ended June 30, 2004 (In Thousand Baht)		
	Local	Export	Total
Net sales	618,333	680,533	1,298,866
Services income	5,684	-	5,684
Total	624,017	680,533	1,304,550
Cost of sales	564,906	641,032	1,205,938
Cost of services	3,835	-	3,835
Total	568,741	641,032	1,209,773
Gross profit	55,276	39,501	94,777
Other income			27,843
Selling and administrative expenses			(67,238)
Interest expenses			(4,139)
Gain from debt compromising			20,752
Net profit			71,995
Fixed assets			537,522
Others			648,522
Total assets			1,186,044

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

16. SEGMENTATION OF BUSINESS (Continued)

	For the year ended June 30, 2003 (In Thousand Baht)		
	Local	Export	Total
Net sales	788,825	505,807	1,294,632
Services income	4,302	-	4,302
Total	793,127	505,807	1,298,934
Cost of sales	715,038	453,168	1,168,206
Cost of services	3,146	-	3,146
Total	718,184	453,168	1,171,352
Gross profit	74,943	52,639	127,582
Gain on sale of investment in associated company			25,321
Other income			25,205
Selling and administrative expenses			(63,670)
Equity in net loss of associated companies			(50)
Interest expenses			(14,374)
Net profit			100,014
Fixed assets			549,717
Others			614,023
Total assets			1,163,740

17. OTHERS

As at June 30, 2004, the Company had commitments with the banks as follows :

17.1 Unused letter of credit amounting to Baht 37.1 million.

17.2 Letter of guarantee issued by a local bank in favor of Custom Department of Baht 5 million.

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Bangkok 10500, Thailand. Tel. (66) 0-2632-7071
Facsimile : (66) 0-2236-1982 E-mail : afcny6@ksc.th.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237

OPERATING RESULTS 2004

ENDED JUNE 30, 2004

The results for the fiscal year 2003/2004, ending on June 30, 2004 shows a net profit of 71.99 million Baht, or 1.58 Baht per share, while the corresponding results of previous year showed a net profit of 100.01 million Baht, or 2.19 Baht per share, an decrease of 28.02 million Baht or 28.02%. The main reasons are as follow:

1. Gross profit for the year decreased from 127.58 million baht (gross margin of 9.82%) last year to 94.78 million baht (gross margin of 7.27) this year, a decrease of 32.8 million baht or 25.71%. This decrease is mainly due to highly increased raw material's cost while selling price cannot be raised accordingly due to competition. Sales turnover, on the other hand, increased slightly from 1298.93 million baht last year to 1304.55 million baht this year, an increase of 5.62 million baht or 0.43%. Domestic sales decreased from 793.13 million baht last year to 624.02 million baht this year, a decrease of 169.11 million baht or 21.32%, while exports increased from 505.81 million baht last year to 680.53 million baht this year, an increase of 174.72 million baht or 34.54%, especially in the 4th quarter of this year when exports increased 51.76% over those of the 3rd quarter.
2. Operating expenses increase from 63.72 million baht last year to 67.24 million baht this year, an increase of 3.52 million baht or 5.52% due to increased expenses related to exports which is in line with the increase in export sales.
3. There was a gain from sales of investment amounting to 25.32 million baht last year, while there is a gain from debt settlement of 20.75 million baht this year.

Other differences include interest expenses which decreased from 14.37 million baht last year to 4.14 million baht this year, a decrease of 10.23 million baht or 71.19% due to the settlement on the dispute and debt with a financial institute, repayment of outstanding short-term and long-term loans, and the decreasing trend of interest rates. There is also an increase on the foreign exchange gains from 1.12 million baht last year to 3.45 million baht this year, an increase of 2.33 million baht or 208.04%.

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

(Mr.Chen Namchaisiri)

President